File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                           AES HARIPUR (PRIVATE) LTD.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1


         Foreign utility status is claimed by AES Haripur (Private) Ltd. ("AESH") is a company incorporated under the Companies Act 1994 (of Bangladesh) with its registered address at IDB Bhaban (5th Floor) E/8-A Begum Rokeya Sharani, Sher-e-Bangla Nagar, Dhaka - 1207, Bangladesh. AESH has entered into a Power Purchase Agreement dated 17th September 1998 to build, own and operate a 360 MW gas fired combined-cycle power plant at Haripur, District of Narayanganj, Dhaka. The plant is expected to achieve commercial operations by March 2001.

         AESH is a wholly owned subsidiary of The AES Corporation through holding companies in the Netherlands, namely AES Victoria Holdings B.V. and AES Victoria Partners B.V. Foreign utility status is hereby claimed by AESH.


ITEM 2

         Not Applicable.


EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.





                                           By : /s/ William R. Luraschi
                                               ------------------------------
                                                William R. Luraschi
                                                General Counsel
                                                The AES Corporation
                                                1001 N. 19th Street
                                                Arlington, Virginia 22209
                                                (703) 522-1315


Dated : June 2, 1999
        ------------